Exhibit 10.1

Cleco Corporation
Summary of Director Compensation, Benefits and Policies
As Approved by the Board of Directors on July 23, 2004 and
Last Revised on July 22, 2005

Annual Retainer   Each non-management director receives an annual retainer of $25,000. This retainer is paid in quarterly installments of $6,250. The non-management Chairman of the Board receives an additional annual retainer of $65,000. Effective January 1, 2006, this additional annual retainer will increase to $75,000.

Each non-management director who is chairman of a board committee receives an additional annual fee of $3,000. Effective January 1, 2006, this additional annual fee will increase to $5,000 for all non-management committee chairs, except the chairman of the Executive Committee, who does not receive any additional compensation for holding that position, and the chairman of the Audit Committee. The chairman of the Audit Committee currently receives an additional annual fee of $7,500, which reflects the increased responsibilities of this position as a result of the Sarbanes-Oxley Act of 2002. Effective January 1, 2006, this additional annual fee for the chairman of the Audit Committee will increase to $10,000. The total annual retainer may be paid, at the election of each director, in the form of cash, Cleco common stock, or a combination of both cash and stock.

Meeting Fees   Each non-management director currently receives $1,000 for each day of in-person meeting attendance at a board or committee meeting and $500 for each day of telephone conference meeting attendance at a board or committee meeting including informal telephone conference meetings. Effective January 1, 2006, each non-management director will receive meeting fees as follows: (1) $1,750 for each in-person board meeting attended; (2) $1,500 for each in-person Audit Committee meeting attended; (3) $1,350 for each in-person other committee meeting attended; and (4) $500 for each telephone conference meeting of the board or one of its committees attended, including informal telephone conference meetings. Meeting fees may be paid, at the election of each director, in the form of cash, Cleco common stock, or a combination of both cash and stock.

The Chairman of the Board is not paid for attendance at meetings (whether in person or by phone) of committees on which he does not serve. Nor is the Chairman compensated for meetings not associated with Board or committee meetings or for regular on-site visits to Cleco to receive updates from the management staff.

Special Services While expected to occur infrequently, when a non-management director is requested to perform special services considered to be beyond the scope of the director's normal duties, each day spent performing those duties shall be considered the equivalent of attending a Board or committee meeting for purposes of director compensation. Normally compensation for such matters will be appropriate only if the director is required to spend more than four hours on the matter and associated travel. Examples, not inclusive, of such activities would be participating in the interview process for potential new Board candidates and/or members of senior management and working with consultants to the Board. Determinations as to the applicability of compensation to a particular circumstance will be reviewed on a case-by-case basis by the President / CEO and the Corporate Secretary.

Expenses Directors are reimbursed for travel and related expenses incurred for attending meetings of the Board of Directors and board committees, including costs related to spousal travel, as well as for any special services as described above.

Restricted Stock Each non-management director receives an annual restricted stock award of Cleco common stock valued at $40,000, not to exceed 5,000 shares of stock in any year. The grant date of the award will be the date of the January Board meeting each year, and the valuation date of the stock will be the first trading day of the year. The number of shares to be issued will be determined by dividing 85% of the stock price on the valuation date into $40,000. Directors are not required to provide any consideration in exchange for the restricted stock award. Restrictions on the stock subject to the award lapse after a six-year period measured from the date of the award or at the director's retirement if earlier, and the stock cannot be sold or transferred during this period.

Stock Ownership Cleco has adopted stock ownership guidelines for directors. Under the guidelines, Cleco recommends that its current directors own common stock of Cleco having a value equal to at least five times the annual Board retainer. New directors will have three years following their election to the Board to meet this recommended stock ownership level, and current directors will have three years following each increase in the annual Board retainer to meet this recommended stock ownership level. The intent of the guidelines is to encourage stock ownership by directors and not to force a director to purchase more stock, if and when the stock price declines. Where the guidelines are not met within the applicable time, the matter will be reviewed by the Nominating / Governance Committee, which may determine to waive the guidelines or to make an appropriate recommendation to the Board.

Deferred
Compensation
Plan   A non-management director may elect to participate in a deferred compensation plan and defer the receipt of all or part of his or her fees and restricted stock. Benefits are equal to the amount credited to each director's individual account based on compensation deferred plus applicable investment returns. Accounts are payable when a director ceases to serve on the Board or attains a specified age. **(Please note: Proposed legislation amending the rules for nonqualified deferred compensation plans may prohibit the deferral of restricted stock and/or change the timing of taxability to the participant. Directors may wish to consult their personal tax advisors.)**

Life Insurance/
  Disability Plan Cleco provides its non-management directors with $200,000 of life insurance and permanent total disability coverage under a group accidental death and dismemberment plan maintained by Cleco Power LLC, a wholly owned subsidiary of Cleco. This coverage is terminated at the time the director ceases to serve on the Board. Coverage may not be continued, even if the departing director agrees to pay the premium.

Management
  Directors   Directors who are Cleco employees receive no additional compensation for serving as a director.